February 14, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Request for Acceleration

Inpixon - Registration Statement on Form S-1

(SEC File No. 333-222125)

Ms. Jacobs:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Inpixon (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (SEC File No. 333-222125) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 5:00 P.M., Washington, D.C. time, on February 14, 2018, or as soon thereafter as practicable. The Company requests that it be notified of such effectiveness by a telephone call to Melanie Figueroa at (917) 546-7707, or in her absence, Gabrielle Napolitano at (917) 546-7719.

Sincerely, INPIXON

By:	/s/ Nadir Ali
Nadir Ali, Chief Executive Officer